Code of Ethics for Executive Officers
The Chief Executive Officer, Chief Financial Officer, Chief Credit Officer, Chief Administrative Officer, Chief Community Banking Officer, and Chief Information Officer have an obligation to the public, the Bank, and themselves to maintain the highest standards of ethical conduct.

The Code of Ethics provides fundamental principles to which the Executive Officers are expected to adhere and advocate. These principles are designed to deter wrongdoing and to promote:

  Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
  Full, fair, accurate, timely and understandable disclosure in reports and documents that the Bank files with, or submits to, the Securities Exchange Commission (the “SEC”) and in other public communications made by the Bank;
  Compliance with applicable governmental laws, rules and regulations;
  The prompt internal reporting to an appropriate person or persons identified in the Ethical Code of violations of the Ethical Code; and
  Accountability for adherence to the Ethical Code.

This Ethical Code supplements the Bank’s Standards of Conduct and reflects our Corporate Values of Ethics, Respect, Teamwork, Innovation, and Excellence. The Executive Officers are expected to abide by the Ethical Code as well as the Standards of Conduct and all other applicable Vineyard Bank policies and guidelines.

Executive Officers will seek to promote fair, accurate, timely, and understandable disclosure in the reports and documents the Bank files with or submits to the SEC. The Bank seeks to provide disclosure to the investment community that is not only in conformity with applicable rules of the SEC, but that also fairly presents to investors the financial condition and results of operations of the Bank. Executive Officers shall seek to promote ethical behavior by other Bank officers and employees involved in financial reporting.

Any violation of this Ethical Code may result in disciplinary action including, but not limited to, suspension or termination of employment; pursuit of any and all remedies available for any damages or harm resulting from a violation, including injunctive relief; and referral of matters to appropriate legal or regulatory authorities for investigation and prosecution.

Any employee of the Bank who becomes aware of actual or potential infractions of this Code of Ethics or who has concerns regarding questionable accounting or auditing matters involving the Bank or an Executive Officer should submit a report to the Audit Committee. This service is confidential and anonymous.

Waivers of this Code of Ethics may only be granted by the Audit Committee of the Board of Directors. The Audit Committee will not grant waivers except under extraordinary circumstances.

Annually each Executive Officer shall certify in writing his or her compliance with this Ethical Code and the Bank’s Standards of Conduct.

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